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SEC 05040841 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYMONT PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 SOUTH ADAMS, SUITE 200
(No. and Street)

RICHMOND (City) VA (State) 23220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD RHOADS (804) 497-3956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN & FUTERMAN, P.C.
(Name – *if individual, state last, first, middle name*)

116 NEW SOUTH ROAD (Address) HICKSVILLE (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RICHARD A RHOADS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYMONT PARTNERS, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City / County of Goochland
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me 25th day of February, 2005 Richard Rhoads
(name of person seeking acknowledgement)
Notary Public
My commission expires: 5/31/08

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYMONT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

MAYMONT PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 161,747	$ 125,111
Commissions Receivable	432,545	117,846
Accounts Receivable	2,311	400
Total Current Assets	596,603	243,357
Fixed Assets	1,772	2,380
Organization Costs	17,359	23,672
Prepaid Expenses	1,876	0
Total Assets	$ 617,610	$ 269,409
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Commissions Payable	$ 166,647	$ 95,996
Operating Expenses Payable	8,574	6,178
Shareholder Loans Payable	100,000	100,000
Total Liabilities	275,221	202,174
STOCKHOLDERS' EQUITY:		
Common Stock ($1 par value, 100 shares authorized and outstanding)	100	100
Retained Earnings	342,289	67,135
Total Stockholders' Equity	342,389	67,235
Total Liabilities and Stockholders' Equity	$ 617,610	$ 269,409

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$1,660,738	$ 494,781
Total Revenues	1,660,738	494,781
EXPENSES:		
Commissions	582,725	140,919
Compensation	132,848	41,744
Occupancy	10,500	3,551
MIS & Telecommunications	14,830	14,487
Travel & Entertainment	53,394	24,375
Professional Fees	27,423	13,430
Regulatory Fees	11,265	7,148
Organization Costs	6,312	6,312
Other Expenses	21,287	17,255
Total Expenses	860,584	269,221
NET INCOME	$ 800,154	$ 225,560

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Retained Earnings	Total Equity
Beginning Balance at January 1, 2003	$ 100	$ (6,626)	$ (6,526)
Net Income	0	225,560	225,560
Dividends	0	(151,799)	(151,799)
Ending Balance at December 31, 2003	100	67,135	67,235
Net Income	0	800,154	800,154
Dividends	0	(525,000)	(525,000)
Ending Balance at December 31, 2004	$ 100	$ 342,289	$ 342,389

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 800,154	$ 225,560
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	7,258	6,740
(Increase)/Decrease in Operating Assets:		
Commissions Receivable	(314,699)	(82,686)
Accounts Receivable	(1,910)	(300)
Prepaid Expenses	(1,876)	0
Increase/(Decrease) in Operating Liabilities:		
Commissions Payable	70,651	95,996
Operating Expenses Payable	2,396	(374)
Total Adjustments to Net Income	(238,180)	19,376
Net Cash (Used)/Provided by Operating Activities	561,974	244,936
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(338)	(2,808)
Net Cash (Used)/Provided by Investing Activities	(338)	(2,808)

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Distributions	(525,000)	(151,799)
Net Cash (Used)/Provided by Financing Activities	(525,000)	(151,799)
Net Change in Cash	36,636	90,329
Cash at Beginning of Year	125,111	34,782
Cash at End of Year	$ 161,747	$ 125,111

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2004

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Maymont Partners, Inc. (the "Company") was incorporated in the State of Virginia in December 2001. The Company was granted registration by the National Association of Securities Dealers (the "NASD") as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC") in October 2002. The broker/dealer registration with NASD is limited in that the Company is only permitted to introduce clients to other broker/dealers, private partnerships and other select securities issuers and conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe-keep customer securities. Maymont Partners, Inc. employs brokers for the purpose of marketing securities. Each broker is compensated based on a percentage of the revenue they generated for Maymont Partners. Their out of pocket business expenses are reimbursed by the Company.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company maintains a non-interest bearing demand deposit account at a U.S. banking institution for all cash transactions. The cash balance is insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000.

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3. SHAREHOLDER LOANS

The Company has received non interest bearing loans from two shareholders totaling $100,000 that are evidenced by a Promissory Note dated February 4, 2002 and a subsequent Subordinated Loan Agreement dated March 25, 2002. Within the Subordinated Loan Agreement the shareholders agree to a scheduled maturity date repayment no earlier than October 8, 2005 thereby qualifying the loan as equity subordination in relation to the Company's net capital requirements (SEC Rule 15c3-1).

4. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness under SEC Rule 15c3-1. At December 31, 2004 the Company has net capital, as defined, of $153,173 and a net capital surplus of $141,492.

5. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2004 and 2003, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

MAYMONT PARTNERS, INC.

STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENT AS OF DECEMBER 31, 2004

	2004
CURRENT ASSETS:	
Cash	$ 161,747
ADJUSTED LIABILITIES	175,221
NET CAPITAL	(13,474)
ALLOWABLE RECEIVABLES	166,647
TOTAL CHARGES	0
ADJUSTED NET CAPITAL	153,173
NET CAPITAL REQUIRED	11,681
NET CAPITAL SURPLUS	$ 141,492

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

COMPUTATION OF NET CAPITAL AND COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO UNAUDITED FOCUS REPORT FILED JANUARY 21, 2005

	AUDIT 2/24/05	FOCUS 1/21/05	DIFFERENCE
Total Ownership Equity	$ 342,389	$ 340,078	$ 2,311
Allowable Subordinated Liabilities	100,000	100,000	0
Total Non-allowable Assets	(289,216)	(286,905)	2,311
Haircuts	0	0	0
Net Capital	153,173	153,173	0
Minimum Net Capital Required	11,681	11,681	0
Excess Net Capital	$ 141,492	$ 141,492	$ 0

The difference in total ownership equity and total non-allowable assets between the audited financial statements with opinion dated February 24, 2005 and the unaudited focus report filed January 21, 2005 is due to $2,311 that was originally classified as expenses in the focus report, but determined to be reimbursable to the Company during the final audit review. Therefore, it is included in total non-allowable assets.

TABLE OF CONTENTS



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
Maymont Partners, Inc.
5 South Adams
Suite 200
Richmond, VA. 23220

We have audited the accompanying statements of financial condition of Maymont Partners, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opnion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opnion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Capital Requirements, as of December 31, 2004 pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Libman & Futerman, P.C.
Libman & Futerman PC
Hicksville, NY

February 24, 2005

116 New South Road ◦ Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

MAYMONT PARTNERS, INC.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2004

To the best of my knowledge and belief, the information contained in these financial statements is accurate and complete.



Richard A. Rhoads, CEO
Maymont Partners, Inc.